FULCRUM SECURITIES, LLC

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	**$ 85,041**
Commissions receivable	**16,989**
Due from clearing organization	**26,875**
Due from affiliate	**134**
Deposit with clearing organization	**5,000**
Other assets	**33,326**
Prepaid expenses	**27,174**
Property and equipment, net	**22,306**
TOTAL ASSETS	**$ 216,845**
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable	**$ 2,922**
Accrued expenses	**119,882**
Commissions payable	**75,526**
Accrued compensation	**11,694**
Due to affiliate	**$ 4,550**
Total Liabilities	**214,574**
Members' Equity	**2,271**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 216,845**

The accompanying notes are an integral part of these financial statements.